UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

On July 13, 2023, Akari Therapeutics, Plc, a public company with limited liability incorporated under the laws of England and Wales (the “Company”), issued a press release announcing that the Company is advancing into the registrational Phase 3 study of nomacopan in pediatric HSCT-TMA and is planning to move into a Phase 3 double-blind placebo-controlled study of nomacopan in adult HSCT-TMA in 2023 and 2024, respectively. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The information in the first and sixth paragraphs of such press release is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Exhibit No.

99.1	Press Release issued by Akari Therapeutics, Plc on July 13, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: July 13, 2023